UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Personalis, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

7153D 10 6

(CUSIP Number)

Lightspeed Venture Partners VIII, L.P.

c/o Lightspeed Venture Partners

Attention: Andrew Moley

2200 Sand Hill Road
Menlo Park, CA 94025

(650) 234-8300

with a copy to:

Morgan J. Hayes, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: 212 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED VENTURE PARTNERS VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,117,768 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,117,768 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,768 (see Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.16% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1      Based on 44,950,109 shares of common stock, par value $0.0001 per share (the “Common Stock”), outstanding as of February 18, 2022, as reported in the Issuer’s annual report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2022 (the “Form 10-K”).

2

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED GENERAL PARTNER VIII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,117,768 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,117,768 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,768
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.16% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

3

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED ULTIMATE GENERAL PARTNER VIII, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,117,768 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,117,768 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,117,768
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.16% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

4

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED VENTURE PARTNERS SELECT, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,958,726 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,958,726 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,726
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.36% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

5

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED GENERAL PARTNER SELECT, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,958,726 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,958,726 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,726
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.36% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

6

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED ULTIMATE GENERAL PARTNER SELECT, LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,958,726 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,958,726 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,958,726
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.36% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

7

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED VENTURE PARTNERS SELECT IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,084,240 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,084,240 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

8

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED GENERAL PARTNER SELECT IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,084,240 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,084,240 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

9

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON LIGHTSPEED ULTIMATE GENERAL PARTNER SELECT IV, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,084,240 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,084,240 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

10

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON BARRY EGGERS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 6,076,494 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 6,076,494 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,076,494
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.52% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

11

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON RAVI MHATRE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,160,734 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,160,734 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,160,734
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.16% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

12

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON PETER Y. NIEH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 4,750
	8.	SHARED VOTING POWER 6,076,494 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 4,750
	10.	SHARED DISPOSITIVE POWER 6,076,494 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,081,244
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.53% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

13

CUSIP No. 7153D 10 6
1.	NAME OF REPORTING PERSON ARIF JANMOHAMED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐	(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,084,240 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,084,240 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,084,240
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.64% (see Item 5) [1]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1      Based on 44,950,109 shares of Common Stock outstanding as of February 18, 2022, as reported in the Form 10-K.

14

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the SEC on August 24, 2020 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Statement”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

The disclosure in Item 2 is hereby amended and restated in its entirety to read as follows:

(a) This Statement is being filed jointly on behalf of (i) Lightspeed Venture Partners VIII, L.P., a Cayman Islands exempted limited partnership (“Lightspeed VIII”), (ii) Lightspeed General Partner VIII, L.P., a Cayman Islands exempted limited partnership (“LGP VIII”), (iii) Lightspeed Ultimate General Partner VIII, Ltd., a Cayman Islands exempted company (“LUGP VIII”), (iv) Lightspeed Venture Partners Select, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Select”), (v) Lightspeed General Partner Select, L.P., a Cayman Islands exempted limited partnership (“LGP Select”), (vi) Lightspeed Ultimate General Partner Select, Ltd., a Cayman Islands exempted company (“LUGP Select”), (vii) Lightspeed Venture Partners Select IV, L.P., a Cayman Islands exempted limited partnership (“Lightspeed Select IV”), (viii) Lightspeed General Partner Select IV, L.P., a Cayman Islands exempted limited partnership (“LGP Select IV”), (ix) Lightspeed Ultimate General Partner Select IV, L.L.C., a Cayman Islands limited liability company (“LUGP Select IV”), (x) Barry Eggers (“Eggers”), (xi) Ravi Mhatre (“Mhatre”), (xii) Peter Y. Nieh (“Nieh”) and (xiii) Arif Janmohamed (“Janmohamed” and, together with Lightspeed VIII, LGP VIII, LUGP VIII, Lightspeed Select, LGP Select, LUGP Select, Lightspeed Select IV, LGP Select IV, LUGP Select IV, Eggers, Mhatre, and Nieh, the “Reporting Persons” and each, a “Reporting Person”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of March 7, 2022, a copy of which is attached hereto as Exhibit 99.3.

(b) The address for each of the Reporting Persons is c/o Lightspeed Venture Partners, 2200 Sand Hill Road, Menlo Park, CA 94025.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.

(c) Lightspeed VIII, Lightspeed Select and Lightspeed Select IV are private investment funds. LUGP VIII is the general partner of LGP VIII, which is the general partner of Lightspeed VIII. LUGP Select is the general partner of LGP Select, which is the general partner of Lightspeed Select. LUGP Select IV is the general partner of LGP Select IV, which is the general partner of Lightspeed Select IV. Eggers is a Partner at Lightspeed Venture Partners and serves as a director of LUGP VIII and LUGP Select. Mhatre is a Partner at Lightspeed Venture Partners and serves as a director of LUGP VIII and LUGP Select and as a manager of LUGP Select IV. Nieh is a Partner at Lightspeed Venture Partners and serves as a director of LUGP VIII and LUGP Select. Janmohamed is a Partner at Lightspeed Venture Partners and serves as a manager of LUGP Select IV.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Lightspeed VIII, LGP VIII, LUGP VIII, Lightspeed Select, LGP Select, LUGP Select, Lightspeed Select IV, LGP Select IV and LUGP Select IV are organized under the laws of the Cayman Islands. Eggers, Mhatre, Nieh and Janmohamed are citizens of the United States of America.

15

ITEM 3. Source and Amount of Funds or Other Consideration

The disclosure in Item 3 is hereby supplemented as follows:

On March 2, 2022, Lightspeed Select IV purchased 48,989 shares of Common Stock in a series of open market transactions at a weighted average price of $9.96 per share. These shares were purchased in multiple transactions at prices ranging from $9.70 to $10.06, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range. The purchases were funded through capital contributed from affiliated entities, which funded that capital using cash on hand.

On March 3, 2022, Lightspeed Select IV purchased 261,011 shares of Common Stock in a series of open market transactions at a weighted average price of $9.83 per share. These shares were purchased in multiple transactions at prices ranging from $9.54 to $10.19, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range. The purchases were funded through capital contributed from affiliated entities, which funded that capital using cash on hand.

On March 3, 2022, Nieh purchased 4,750 shares of Common Stock in a series of open market transactions at a weighted average price of $10.38 per share. These shares were purchased in multiple transactions at prices ranging from $10.22 to $10.50, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range. The purchases were funded through cash on hand.

ITEM 5. Interest in Securities of the Issuer

The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Statement that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

4,117,768 shares of Common Stock are owned directly by Lightspeed VIII and may be deemed to be beneficially owned by LGP VIII, LUGP VIII and Eggers, Mhatre and Nieh because (i) LGP VIII is the general partner of Lightspeed VIII, (ii) LUGP VIII is the general partner of LGP VIII and (iii) Eggers, Mhatre and Nieh serve as directors of LUGP VIII. Each of the Reporting Persons (other than Lightspeed VIII), and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by Lightspeed VIII.

1,958,726 shares of Common Stock are owned directly by Lightspeed Select and may be deemed to be beneficially owned by LGP Select, LUGP Select and Eggers, Mhatre and Nieh because (i) LGP Select is the general partner of Lightspeed Select, (ii) LUGP Select is the general partner of LGP Select and (iii) Eggers, Mhatre and Nieh serve as directors of LUGP Select. Each of the Reporting Persons (other than Lightspeed Select), and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by Lightspeed Select.

2,084,240 shares of Common Stock are owned directly by Lightspeed Select IV and may be deemed to be beneficially owned by LGP Select IV, LUGP Select IV and Mhatre and Janmohamed because (i) LGP Select IV is the general partner of Lightspeed Select IV, (ii) LUGP Select IV is the general partner of LGP Select IV and (iii) Mhatre and Janmohamed serve as managers of LUGP Select IV. Each of the Reporting Persons (other than Lightspeed Select IV), and each of their affiliated entities and the officers, directors, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by Lightspeed Select IV.

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4,750 shares of Common Stock are owned directly by Nieh who exercises sole voting and dispositive power over such shares.

(c) On March 2, 2022, Lightspeed Select IV purchased 48,989 shares of Common Stock in a series of open market transactions at a weighted average price of $9.96 per share. These shares were purchased in multiple transactions at prices ranging from $9.70 to $10.06, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

On March 3, 2022, Lightspeed Select IV purchased 261,011 shares of Common Stock in a series of open market transactions at a weighted average price of $9.83 per share. These shares were purchased in multiple transactions at prices ranging from $9.54 to $10.19, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

On March 3, 2022, Nieh purchased 4,750 shares of Common Stock in a series of open market transactions at a weighted average price of $10.38 per share. These shares were purchased in multiple transactions at prices ranging from $10.22 to $10.50, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within such range.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) On December 1, 2021, Jeremy Liew resigned from the board of directors of LUGP Select and the board of managers of LUGP Select IV, and ceased to be a beneficial owner of securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.3	Joint Filing Agreement

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2022

Lightspeed Venture Partners VIII, L.P.

By:	Lightspeed General Partner VIII, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner VIII, L.P.

By:	Lightspeed Ultimate General Partner VIII, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner VIII, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Venture Partners Select, L.P.

By:	Lightspeed General Partner Select, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select, L.P.

By:	Lightspeed Ultimate General Partner Select, Ltd.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select, Ltd.

By:	/s/ Ravi Mhatre
Authorized Representative

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Lightspeed Venture Partners Select IV, L.P.

By:	Lightspeed General Partner Select IV, L.P.
Its:	General Partner

By:	Lightspeed Ultimate General Partner Select IV, L.L.C.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed General Partner Select IV, L.P.

By:	Lightspeed Ultimate General Partner Select IV, L.L.C.
Its:	General Partner

By:	/s/ Ravi Mhatre
Authorized Representative

Lightspeed Ultimate General Partner Select IV, L.L.C.

By:	/s/ Ravi Mhatre
Authorized Representative

By:	/s/ Barry Eggers
Barry Eggers

By:	/s/ Ravi Mhatre
Ravi Mhatre

By:	/s/ Peter Y. Nieh
Peter Y. Nieh

By:	/s/ Arif Janmohamed
Arif Janmohamed

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SCHEDULE A

The business address for each of the persons listed below is c/o Lightspeed Venture Partners, 2200 Sand Hill Road, Menlo Park, California 94025, and the business telephone number of each such person is (650) 234-8300.

Name	Title/Principal Occupation or Employment	Citizenship
Barry Eggers	Mr. Eggers is a director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd.	United States of America

Ravi Mhatre	Mr. Mhatre is a director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd.	United States of America

Peter Y. Nieh	Mr. Nieh is a director of Lightspeed Ultimate General Partner VIII, Ltd. and Lightspeed Ultimate General Partner Select, Ltd.	United States of America

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